UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

19 September 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Atlas Resources Series 28-2010 L.P.

File No. 0-54378 -- CF# 26749

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        Atlas Resources Series 28-2010 L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on April 29, 2011, as amended on August 29, 2011.

        Based on representations by Atlas Resources Series 28-2010 L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through June 1, 2014
Exhibit 10.3	through June 1, 2014
Exhibit 10.4	through February 17, 2014
Exhibit 10.5	through August 17, 2012
Exhibit 10.6	through February 17, 2014
Exhibit 10.8	through February 17, 2014
Exhibit 10.9	through February 17, 2014

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel